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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1) *


                          M/I Schottenstein Homes, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   55305B 10 1
                                 --------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages


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CUSIP NO. 55305B 10 1              13G                        PAGE 2 OF 7 PAGES


1.       NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Members of the Irving E. Schottenstein family and trusts for the benefit of members of such family are filing this Schedule 13G as a group. The members of the group are Irving E. Schottenstein, Robert H. Schottenstein, Steven Schottenstein, Gary L. Schottenstein, Linda S. Fisher and certain trusts for the benefit of such members and/or their families.

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) X
                                                                         ---
                                                                      (b)
                                                                         ---
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                   2,761,800(1)

6.       SHARED VOTING POWER
                     -0-

7.       SOLE DISPOSITIVE POWER
                   2,761,800(1)

8.       SHARED DISPOSITIVE POWER
                     -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,761,800(1)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                          [  ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    36.3% (1)

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN

--------------
(1)    As of August 2, 1997.



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         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13G filed on August 13, 1997 (the "Schedule 13G") with the Securities and Exchange Commission (the "SEC") on behalf of the signatories to the Melvin and Irving Schottenstein Family Agreement, dated as of October 1, 1993, as amended by the First Amendment to the Melvin and Irving Schottenstein Family Agreement, dated as of March 17, 1997 (the "Family Agreement"). On March 17, 1997, the Company purchased 450,000 shares of Common Stock from the Melvin L. Schottenstein Marital Trust I and the Melvin L. Schottenstein Marital Trust II and an additional 50,000 shares of Common Stock from members of the Melvin L. Schottenstein family at a price per share equal to $10.50, which was equal to the closing price of the Common Stock on the New York Stock Exchange on March 14, 1997. On July 31, 1997, the Company purchased 133,780 shares of Common Stock from Holly S. Kastan, 288,879 shares of Common Stock from Eric D. Schottenstein, 139,680 shares of Common Stock from Amy D. Schottenstein and 140,100 shares of Common Stock from Julie S. Saar, in each case, at a price per share equal to $12.8125, which was equal to the closing price of the Common Stock on the New York Stock Exchange on July 30, 1997. On July 31, 1997, concurrently with the Company's purchase of Common Stock from members of the Melvin L. Schottenstein family, all of the parties to the Family Agreement entered into a Termination Agreement, which terminated in its entirety the Family Agreement. As a result of the termination of the Family Agreement, the members of Melvin L. Schottenstein's family no longer constitute a part of the group for purposes of Rule 13d-5(b)(1) under the Exchange Act. Furthermore, as of the date hereof, no member of the Melvin L. Schottenstein family individually owns in excess of five percent of the Common Stock of the Company.


Item 2(a). Name of Person Filing.
---------------------------------

         Item 2(a) of the Schedule 13G is amended by deleting such Item 2(a) in its entirety and replacing it with the following:


         Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), members of the Irving E. Schottenstein family and trusts for the benefit of members of such family are filing this Schedule 13G as a group.

         The individual members of the group on behalf of whom this Schedule 13G is being filed consist of:

Irving E. Schottenstein, indvidually and as trustee of trusts for the benefit of his lineal descendants

Robert H. Schottenstein, individually and as trustee of trusts for the benefit of his minor children

Gary L. Schottenstein, indvidually and as trustee of trusts for the benefit of his minor children

Steven Schottenstein, individually and as trustee of trusts for the benefit of his minor children

                               Page 3 of 7 Pages
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Linda S. Fisher, individually and as trustee of trusts for the benefit of her minor children

Item 2(b). Address of Principal Business Office or, if None, Residence.
-----------------------------------------------------------------------

         Item 2(b) of the Schedule 13G is amended by deleting such Item 2(b) in its entirety and replacing it with:

         c/o Irving E. Schottenstein, 3 Easton Oval, Columbus, Ohio 43219

Item 2(c). Citizenship.
-----------------------


         Item 2(c) of the Schedule 13G is amended by deleting such Item 2(c) in its entirety and replacing it with:

         United States of America

Item 4. Ownership.
------------------

         Item 4 of the Schedule 13G is amended by deleting such Item 4 in its entirety and replacing it with the following:

               (a) Amount beneficially owned: 2,761,800 shares of Common Stock as of August 2, 1997(1)

               (b)  Percent of class: 36.3% as of August 2, 1997 (1)

               (c)  Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote:

                           2,761,800 as of August 2, 1997 (1)

                     (ii)  Shared power to vote or to direct the vote:

                           None

                     (iii) Sole power to dispose or to direct the disposition
                           of:

                           2,761,800 as of August 2, 1997 (1)

                     (iv) Shared power to dispose or to direct the disposition of:

                           None

--------------------

         (1) The following information is provided as of August 2, 1997. As of such date, 2,678,300 of such shares are beneficially owned by Irving E. Schottenstein. Irving E. Schottenstein is the trustee of (i) the Irving and Frankie Schottenstein Trust which holds 478,300


                               Page 4 of 7 Pages

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shares (6.3%), and (ii) the Steven Schottenstein Descendants Trust which holds
51,000 shares (0.7%), and exercises all rights with regard to such shares. Irving E. Schottenstein is also the trustee, pursuant to trust agreements dated August 1986, as amended, of trusts for the benefit of his four children: Robert
H. Schottenstein (550,000 shares)(7.2%), Steven Schottenstein (499,000 shares)(6.6%), Gary L. Schottenstein (550,000 shares)(7.2%) and Linda S. Fisher (550,000 shares)(7.2%). As trustee, Mr. Schottenstein is empowered to exercise all rights with regard to such shares, revoke each trust, and with the agreement of each beneficiary, amend each trust.

         This amount also includes: 19,300 shares (0.3%) beneficially owned by Linda S. Fisher; 13,800 shares (0.2%) beneficially owned by Gary L. Schottenstein; 25,200 shares (0.3%) beneficially owned by Robert H. Schottenstein; and 25,200 shares (0.3%) beneficially owned by Steven Schottenstein.


         Each of the undersigned disclaims beneficial ownership of the shares of Common Stock owned by the other members of his or her family or by the members of Melvin L. Schottenstein's family, and this filing shall not be an admission that any of the undersigned is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any such shares of another of the undersigned.


                               Page 5 of 7 Pages

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                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*


Dated:  August 26, 1997


 /s/ Irving E. Schottenstein
------------------------------
Irving E. Schottenstein,
individually and as trustee

By: /s/ Irving E. Schottenstein
    --------------------------
Name:  Irving E. Schottenstein

Attorney-in-Fact for the
Following Persons:

Robert H. Schottenstein,
individually and as trustee

Steven Schottenstein,
individually, and as trustee

Linda S. Fisher, individually
and as trustee



  /s/ Gary L. Schottenstein
------------------------------
Gary L. Schottenstein,
individually and as trustee







--------------------

         * In accordance with Rule 13-d(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Exchange Act, this Amendment No. 1 to
Schedule 13G is filed pursuant to an agreement among the above listed parties, which is attached hereto as EXHIBIT A. The Powers of Attorney authorizing Irving
E. Schottenstein to act on behalf of each of the above listed respective parties (other than Gary L. Schottenstein) are attached to the Schedule 13G.


                              Page 6 of 7 Pages


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                                    Exhibit A
                                    ---------

                  Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, the undersigned agree that the Amendment No. 1 to Schedule 13G to which this EXHIBIT A is attached is filed on behalf of each of the undersigned.


Dated:  August 26, 1997


  /s/ Irving E. Schottenstein
------------------------------
Irving E. Schottenstein,
individually and as trustee

By: /s/ Irving E. Schottenstein
   ---------------------------
Name:  Irving E. Schottenstein**

Attorney-in-Fact for the
Following Persons:

Robert H. Schottenstein,
individually and as trustee

Steven Schottenstein,
individually, and as trustee

Linda S. Fisher, individually
and as trustee


  /s/ Gary L. Schottenstein
------------------------------
Gary L. Schottenstein,
individually and as trustee











--------------------

** The Powers of Attorney authorizing Irving E. Schottenstein to act on behalf of each of the above listed parties (other than Gary L. Schottenstein) are attached to the Schedule 13G.



                               Page 7 of 7 Pages